UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 1)
Tender Offer Statement Under Section 14(d)(1) Or Section 13(e)(1)
of the Securities Exchange Act of 1934
Pacific Internet Limited
(Name of Subject Company (Issuer))
MediaRing Ltd
(Names of Filing Persons (Offerors))
Ordinary Shares
(Title of Class of Securities)
Y66183107
(CUSIP Number of Class of Securities)
Yvonne Lau Yee Wan
MediaRing Ltd
750A Chai Chee Road
#05-01 Technopark @ Chai Chee
Singapore 469001
(65) 6441 1213
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)
COPIES TO:
JOHN M. NEWELL
MICHAEL W. STURROCK
LATHAM & WATKINS LLP
80 RAFFLES PLACE
#14-20 UOB PLAZA 2
SINGAPORE 048624
(65) 6536-1161
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$113,693,778.00	$12,166

*	Estimated for purposes of calculating the amount of filing fee only. This amount is based upon an estimate of the maximum number of shares which may be purchased pursuant to the tender offer at the tender offer price of $8.25 per share, or 13,781,064 shares. The maximum number of shares which may be purchased pursuant to the tender offer was calculated by adding 13,518,162 issued shares as of May 8, 2006 and 914,474 shares issuable pursuant to the exercise of options as of May 8, 2006, and subtracting the 651,572 shares owned by MediaRing.

**	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107 for each $1,000,000 of the transaction valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $12,166	Filing Party: MediaRing Ltd
	Form or Registration No.: Schedule TO-T	Date Filed: May 12, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1
☐ issuer tender offer subject to Rule 13e-4
☐ going-private transaction subject to Rule 13e-3
☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SIGNATURE
EXHIBIT INDEX
Ex-99.(a)(5)(ii) Transcript of interview by Bloomberg with Mr. Khaw Kheng Joo, Director and Chief Executive Officer of MediaRing, on May 19, 2006.

Items 1 through 9, and Item 11.
     This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Statement”), originally filed with the Securities and Exchange Commission on May 12, 2006 by MediaRing Ltd (“MediaRing”), a Singapore company listed on the Singapore Exchange Securities Trading Limited, relating to the offer by MediaRing to purchase all issued ordinary shares of Pacific Internet Limited, a Singapore company (“PacNet”), at $8.25 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.
Item 10. Financial Statements.
     Not applicable.
Item 12. Exhibits.
     Item 12 of the Statement is amended and supplemented by adding the following:
(a)(5)(ii)	Transcript of interview by Bloomberg with Mr. Khaw Kheng Joo, Director and Chief Executive Officer of MediaRing, on May 19, 2006.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 22, 2006

MEDIARING LTD
By:	/s/ Khaw Kheng Joo
	Name:	Khaw Kheng Joo
	Title:	Director and Chief Executive Officer

EXHIBIT INDEX

Index No.
(a)(1)(i)	Offer to Purchase dated May 12, 2006.*
(a)(1)(ii)	Letter of Transmittal.*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Summary advertisement published in The Wall Street Journal on May 12, 2006.*
(a)(1)(viii)	Press release announcing the commencement of the tender offer dated May 12, 2006.*
(a)(5)(i)	Announcement of dispatch of Offer to Purchase dated May 12, 2006.*
(a)(5)(ii)	Transcript of interview by Bloomberg with Mr. Khaw Kheng Joo, Director and Chief Executive Officer of MediaRing, on May 19, 2006.
(b)(1)	Facility agreement, dated as of May 12, 2006, between MediaRing and United Overseas Bank Limited described in Section 12, “The Offer — Source and Amount of Funds” of the Offer to Purchase.*
(c)	Not applicable.
(d)	Not applicable.
(e)	Not applicable.
(f)	Not applicable.
(g)	Script and questions and answers provided to Information Agent and advisors.*
(h)	Not applicable.

*	Previously filed with the Statement on May 12, 2006.